Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896

        On August 1, 2000, NiSource announced the key leadership and new organizational structure to be in place upon completion of its merger with Columbia Energy Group. The text of the press release follows:

                                Press Release
                               August 1, 2000

            NiSource Announces Post-Merger Leadership Structure;
          Management Team to Focus on Delivering Growth, Innovation

   MERRILLVILLE, Ind., Aug. 1 -- NiSource Inc. (NYSE NI news) has announced the key leadership and new organizational structure to be in place upon completion of its $6 billion merger with Columbia Energy Group (NYSE: CG - news), which was announced Feb. 28 and is expected to close by year-end.

   Gary L. Neale, NiSource chairman, president and chief executive officer, has been elected by NiSource's Board of Directors to head the new company and will retain the same title.

   "The evolving energy marketplace offers unparalleled opportunity for growth and innovation. This new management structure will support the company's growth strategy in energy supply and distribution as well as the development of new energy choices through emergent technologies," Neale said. "Our Board has put a strong management team in place to lead the new company."

   Stephen P. Adik, NiSource senior executive vice president, chief financial officer and treasurer, will become vice chairman of the new NiSource.

   Catherine G. Abbott, chief executive officer of Columbia Gas Transmission Company and Columbia Gulf Transmission Company, is named president, Pipeline Operations, including both Columbia natural gas transmission systems and fiber optic telecommunications network operations, as well as NiSource's Crossroads Pipeline Company and NiSource's investment in Portland Natural Gas Transmission System.

   Patrick J. Mulchay, president of NiSource's Northern Indiana Public Service Company (NIPSCO), will become president, Merchant Company, including electric generating operations, wholesale gas and electric trading, gas supply and storage, and gas exploration and production of the combined company.

   Jeffrey W. Yundt, president of NiSource's Bay State Gas Company subsidiary, is named president, Energy Distribution, overseeing all gas and electric distribution systems of the combined company.





   Mark D. Wyckoff, formerly NiSource vice president of Human Resources and currently the executive leading Project Compass, the NiSource/Columbia integration process, will head the combined company's distributed generation and electronic commerce initiatives as president, New Energy Company.

   Joseph L. Turner will remain in his position of president of Primary Energy, Inc., the nation's leading developer of on-site industrial power generation.

   All of the above executives will report directly to Neale.

   Michael W. O'Donnell, senior vice president and chief financial officer of Columbia Energy Group, will become executive vice president and chief financial officer of the new NiSource.

   Stephen P. Smith, senior vice president and deputy chief financial officer of Columbia Energy Group, who along with Wyckoff is leading Project Compass, will become president, Business Services, consisting of the combined company's administrative and shared services functions.

   James M. Clarke, NiSource vice president of Risk Management and Capital Allocation, will continue in that role following the merger.

   O'Donnell, Smith and Clarke will report to Adik.

   "This management team's extraordinary experience, talent and energy will enable us to hit the ground running once the merger is completed, to deliver to our customers and shareholders the value from this strategic combination of brands and other assets," Neale said. "In the coming weeks the leadership team will be working closely with Project Compass, our integration planning process, to build a strong organization positioned to capitalize on the tremendous opportunities in the marketplace."

   The combined company will serve more than 4 million customers primarily located in nine states. Its operations will span the high-growth energy corridor extending from the Gulf of Mexico to Chicago to New England, creating the largest natural gas distributor east of the Rockies, with wholesale and retail electric operations.

   The NiSource/Columbia merger is on target to close by the end of 2000, pending approval by the U.S. Securities and Exchange Commission. The combination was approved by the Federal Energy and Regulatory Commission last week, following similar state actions regarding the companies' distribution companies in Virginia, Pennsylvania, Maryland, Indiana, Kentucky, Massachusetts, Ohio, Maine and New Hampshire. The transaction also recently cleared the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act at the U.S. Department of Justice and the Federal Trade Commission. Shareholders of both companies approved the merger in June.





   NOTE: Biographies and portraits of the management team are available at www.nisource.com.

   NiSource Inc., is a holding company with headquarters in Merrillville, Ind., whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeastern United States. The company also markets utility services and customer-focused resource solutions along a corridor from Texas through Chicago to Maine. More information about the company is available on the Internet at www.nisource.com.

   Columbia Energy Group, based in Herndon, Va., is one of the nation's leading energy services companies. Its operating companies engage in nearly all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as propane and petroleum product sales and electric power generation. More information about Columbia is available on the Internet at www.columbiaenergygroup.com.

        This release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties.
        The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of federal and state regulators.

        Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territory, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. These and other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

        In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement for NiSource and Columbia Energy Group. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investment and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC because they contain important information. Investors and security holders may receive the joint proxy statement/prospectus and other documents free of charge at the SEC's Web site, www. sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its Web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its Web site, www.columbiaenergygroup.com.





   The following are the biographies of the management team referred to in the press release above which are posted on NiSource's website at www.nisource.com:

   GARY L. NEALE
   Chairman, President and
   Chief Executive Officer

   Gary Neale has been a leader in the energy industry for nearly 30 years. He joined NiSource Inc. in August 1989 as president and chief operating officer and was promoted to chairman, president and chief executive officer in March 1993.

   Neale also serves as chairman of the American Gas Association, a trade group representing companies involved in the nation's natural gas industry. In addition, Neale is chairman of the North American Electric Reliability Council. He serves on the boards of the Edison Electric Institute and the Association of Edison Illuminating
   Companies.

   Before joining NiSource, Neale was chairman, president and chief executive officer of Planmetrics, Inc., an energy consulting firm, for 17 years. He previously held management positions at Wells Fargo Bank and Kaiser Industries.

   Neale earned his bachelor's degree and a master's degree in business administration from the University of Washington.

   Neale is an active participant in the economic development, cultural and environmental efforts of northwest Indiana. He has been appointed by the governor of Indiana to the Economic Development Council, the Energy Policy Forum and the Clean Air Advisory Committee.

   CATHERINE G. ABBOTT

   Cathy Abbott brings more than 20 years of experience in the energy industry to the NiSource leadership team. She joined Columbia Energy Group in 1996 as chief executive officer of Columbia Gas Transmission Corporation and Columbia Gulf Transmission Company, interstate pipeline subsidiaries.

   Prior to joining Columbia, Abbott was a principal with Gem Energy Consulting, Inc., which provided consulting services to natural gas, electric and other energy firms. She previously served as a vice president in various business units within Enron Corporation. More than half of her 10-year career at Enron was devoted to developing Enron's unregulated gas marketing and derivative product trading capabilities.

   Abbott also served as vice president, policy analysis at the Interstate Natural Gas Association of America. She directed a number of analytic offices in the U.S. Department of Energy, making policy recommendations on deregulation of natural gas and electricity. She also served at the White House Office of Energy Policy and Planning and the Environmental Protection Agency.

   Abbott earned her bachelor's degree from Swarthmore College in Swarthmore, Pa. and a masters degree in public policy from the John F. Kennedy School of Government at Harvard University.

   STEPHEN P. ADIK

   Steve Adik has made significant contributions to strengthening NiSource and to achieving continued growth and profitability. He joined NiSource in March 1987 as vice president and general manager, Corporate Support Group, and was promoted to executive vice president, chief financial officer and treasurer in 1994. In February 1999 the Board of Directors of NiSource elected him senior executive vice president, chief financial officer and treasurer.

   Adik's industry affiliations include the American Gas Association, Edison Electric Institute and Midwest Gas Association.

   Prior to joining NiSource, Adik was an officer of American Natural Resources Company in Detroit. He began his career with The Chessie System and served in various management positions with a division of Northwest Industries and with the Penn Central Corporation.

   Adik is an engineering graduate of the Stevens Institute of Technology in New Jersey, and earned a master's of business administration degree in finance from Northwestern University.

   JAMES M. CLARKE

   Jim Clarke has extensive knowledge of markets, trading, derivatives and risk management. He is vice president of Risk Management and Capital Allocation at NiSource. In that role, he is responsible for market, credit and operational risk as well as capital allocation as NiSource and Columbia Energy Group continue to integrate resources across the enterprise under the $6 billion merger expected to be complete by the end of the year.

   Before he joined NiSource in 1998, Clarke was a principal at several Chicago financial entities, such as DRW Investments, Caxton Corporation and Antler Partners, where his responsibilities included risk management and strategy development. Clarke began his career at A.G. Becker/Paribas in New York.

   Clarke has a bachelors degree in business administration and finance from the State University of New York at Oswego.






   PATRICK J. MULCHAY

   Pat Mulchay brings nearly 40 years of utility experience to his leadership role at NiSource. Most recently he served as president and chief operating officer of Northern Indiana Public Service Company (NIPSCO) as well as executive vice president of NiSource. Mulchay began his utility career at NIPSCO in 1962.

   Mulchay is immediate past chairman of the Indiana Electric
   Association. His industry affiliations also include the Edison Electric Institute, Electric Power Research Institute, North American Electric Reliability Council and East Central Area Reliability
   Council.

   During his career with NiSource, Mulchay has held various positions in management, operations, training, energy distribution and construction. He served as vice president and general manager, gas operations for NIPSCO; executive vice president and chief operating officer, electric for NiSource; and executive vice president and chief operating officer for NIPSCO before being elected president and chief operating officer in 1999.

   Mulchay earned his associate's degree in electrical engineering, a bachelors degree in management from Purdue University and a master's degree in business administration from the University of Notre Dame.

   MICHAEL W. O'DONNELL

   Mike O'Donnell brings to the NiSource management team three decades of financial experience with various Columbia companies. He previously served as senior vice president and chief financial officer of Columbia Energy Group.

   O'Donnell joined Columbia in 1971 and worked on various corporate finance matters before being promoted to vice president of finance in 1983. From 1986 to 1989 he served as senior vice president and chief financial officer for Columbia's local gas distribution companies, with responsibility for finance, accounting and information systems.

   He served as Columbia Energy Group's assistant chief financial officer from 1989 until his election as chief financial officer in October 1993. His responsibilities included finance, tax, accounting, compliance, treasury, enterprise risk management, internal auditing and mergers and acquisitions.

   He is a graduate of Temple University with a bachelor's degree in economics.

   STEPHEN P. SMITH

   Steve Smith brings extensive experience in finance to the NiSource leadership team. Most recently he served as senior vice president and deputy chief financial officer of Columbia Energy Group.






   Smith joined Columbia in June 1996 as vice president of business development for Columbia Gas Transmission Corporation and became president of Columbia Network Services Corporation in September 1996. In February 1997, Smith was named senior vice president and chief financial officer of Columbia Gas Transmission Corporation and Columbia Gulf Transmission Company.

   Prior to joining Columbia, Smith worked for Enron Corporation in a number of capacities, including director of business development for western Europe and manager of the finance group. He previously worked as an associate for First Reserve Corporation, an energy investment management firm, and as a financial analyst for Shearson Lehman Hutton and Alexander & Alexander Consulting Services.

   Smith received a master's of business administration in Finance and Accounting from the University of Chicago Graduate School of Business and a bachelor's degree in Petroleum Engineering from the Colorado School of Mines.

   JOSEPH L. TURNER, JR.

   Joe Turner has an extensive background in marketing and management in the metals, construction and energy industries. He joined NiSource in 1986 and has been senior vice president of NiSource and president of Primary Energy, Inc., a subsidiary of NiSource, since 1996.

   Turner is active in various industry and civic organizations and currently serves as chairman of the Committee of Associate Members for the American Iron and Steel Institute, director of The Steel Alliance, and as director of the American Iron and Steel Institute.

   Turner began his career at Northern Indiana Public Service Company (NIPSCO), a subsidiary of NiSource, in 1986 as vice president and general manager of corporate marketing. He also has served NiSource as vice president and general manager, special markets; group vice president, industrial marketing and economic development; and group vice president, major accounts.

   Prior to joining NiSource, Turner held various senior management positions with Fluor Corporation, The Marmon Group and U.S. Steel. He holds a bachelor's degree from Williams College.

   MARK D. WYCKOFF

   Mark Wyckoff has an extensive background in finance, management and mergers and acquisitions. He joined NiSource in 1991 and most recently led Project Compass, the process to integrate NiSource and Columbia Energy Group.

   Wyckoff was elected assistant secretary of NiSource in 1998. He served as vice president of Human Resources from June 1998 to June 2000. Previously, as assistant treasurer he was responsible for evaluating and implementing NiSource's merger and acquisition strategies. Wyckoff was managing director of Elm Energy & Recycling
   (UK) Limited, a state-of-the-art waste-to-energy facility located in Wolverhampton, England, from January 1995 until the plant was sold in December 1998.

   During his early career with NiSource, Wyckoff managed a portfolio of investments in non-regulated energy and environmentally-related projects and companies. He also has worked on financing of several large NiSource projects. Prior to joining NiSource, Wyckoff spent more than five years as an investment banker with Citigroup, specializing in mergers and acquisitions.

   Wyckoff serves on the Board of SunPower Corporation.

   Wyckoff earned his bachelor's degree in business administration from the University of Michigan and his master's degree from the Harvard University Business School.

   JEFFREY W. YUNDT

   Jeff Yundt has guided the growth and development of regulated and nonregulated energy businesses throughout his 20-year career with NiSource. Most recently he served as president and chief executive officer of Bay State Gas Company, and executive vice president of NiSource.

   Yundt is chairman of the Natural Gas Vehicle Coalition and 1st vice chairman of The New England Gas Association.

   Yundt joined NiSource in 1979 and held various senior management positions within the regulatory, gas operations and energy distribution areas of Northern Indiana Public Service Company (NIPSCO). He previously served as vice president, gas operations for NIPSCO; vice president and general manager, energy distribution, for NIPSCO; executive vice president and chief operating officer, gas, for NiSource; and executive vice president and chief operating officer, energy services, for NiSource.

   He became president of Bay State Gas in September 1998 and was elected president and chief executive officer in February 1999. He also continued to serve as executive vice president of NiSource, responsible for corporate gas supply and regulated energy assets.

   Yundt earned a bachelor's degree in industrial management from Purdue University.